EXHIBIT 99.1

Galapagos signs agreement to transfer Jyseleca® business to Alfasigma

  Transaction expected to close in the first quarter of 2024, subject to customary closing conditions
  Michele Manto, Galapagos’ Chief Commercial Officer, to join Alfasigma

Mechelen, Belgium; 02 January 2024, 07:00 CET; Galapagos NV (Euronext & NASDAQ: GLPG) and Alfasigma S.p.A. today announced that they have signed an agreement to transfer Galapagos’ Jyseleca® (filgotinib) business to Alfasigma, marking a significant milestone in Galapagos’ transformation into an innovative biotechnology company with a best-in-class research and development pipeline aimed at addressing high unmet patient needs in immunology and oncology. The agreement follows the signing of a letter of intent as announced on 30 October 2023.

Subject to, and as part of the closing of the transaction, Michele Manto, Galapagos’ Chief Commercial Officer, will join Alfasigma, and has resigned from his position as Chief Commercial Officer and Executive Committee member at Galapagos at the end of December 2023.

“Michele has been instrumental in the execution of our commercial strategy and has been a key contributor to the development and success of Jyseleca®, making a difference to over 20,000 patients across Europe,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “We would like to thank Michele for his contributions to Galapagos and are confident that his planned transition to Alfasigma will ensure business continuity through his close collaboration with the Jyseleca® team. We are very pleased that the agreement with Alfasigma will enable the continued availability of Jyseleca® to patients, while supporting a promising future for the Jyseleca® business and its dedicated employees.”

In connection with the transaction, Galapagos expects to realize substantial savings ranging between €150 million and €200 million and will prioritize investments in its existing technology platforms of small molecules, CAR-T cell therapies and biologics, as well as the scale-up of its innovative decentralized CAR-T manufacturing network. In addition, Galapagos plans to invest in licensing and acquisition opportunities ranging from late preclinical to mid-stage clinical assets in its strategic therapeutic areas to drive value across its pipeline.

As previously announced, under the terms of the agreement, Alfasigma will acquire the entire Jyseleca® business, including the European and UK Marketing Authorizations, the commercial, medical affairs and development activities for Jyseleca® and approximately 400 Galapagos positions in 14 European countries. Galapagos will receive a €50 million upfront payment, potential sales-based milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. Galapagos will contribute up to €40 million to Alfasigma by June 2025 for Jyseleca® related development activities.

About filgotinib
Filgotinib is marketed as Jyseleca® in Europe and Japan for the treatment of adults with moderate to severe active RA who have responded inadequately or are intolerant to one or more disease modifying anti-rheumatic drugs. Filgotinib is also marketed as Jyseleca® in Europe and Japan for the treatment of adult patients with moderate to severe active ulcerative colitis (UC) who have had an inadequate response with, lost response to, or were intolerant to either conventional therapy or a biologic agent. Jyseleca® 100mg and 200mg are registered in the above-mentioned territories. The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Except for filgotinib’s approval as Jyseleca® for the treatment of moderate to severe active RA and UC by the relevant regulatory authorities in the European Union, Great Britain, and Japan, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

About Galapagos
We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize the most compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

About Alfasigma
Alfasigma is one of Italy's leading pharmaceutical companies with a strong international positioning. The Group has a worldwide presence in over 100 countries where about 3000 people work in research, development, production and distribution. In Italy, Alfasigma is a leader in the prescription products market where, in addition to its strong focus on gastro-intestinal products, it is present in several primary care therapeutic areas. It is popular with the consumer public for a number of nutraceuticals & food supplements that respond to different needs, and that are well known and deeply rooted in the Italian families’ experience. Its historical headquarters is in Bologna, to which is added Milan, while the production sites are: in Italy, in Pomezia (RM), Alanno (PE), Sermoneta (LT) and Trezzano Rosa (MI) and abroad in Tortosa in Spain and in Shreveport (Louisiana) in the United States. The R&D laboratories are in Pomezia and in the Parco Scientifico Tecnologico Kilometro Rosso in Bergamo. Alfasigma's mission is to improve people's health and quality of life by offering caregivers and healthcare personnel therapeutic solutions according to the highest standards of quality and safety.

Contact

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements related to the contemplated transaction between Galapagos and Alfasigma, including potential payments and royalties and the expected timing for closing of the transaction, statements related to the expected cost savings and efficiencies resulting from the foregoing, statements related to Galapagos’ anticipated future research and development and business development activities, and statements regarding the announced changes in our Executive Committee and key personnel. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that the contemplated transaction between Galapagos and Alfasigma may be delayed or never consummated, the risk that the expected cost savings and efficiencies described in this press release will not be realized, the risk that Galapagos will not successfully achieve its anticipated future research and development and business development activities, the possibility that Galapagos will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, our ability to effectively transfer knowledge during this period of transition, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2022 and our subsequent filings with the Securities and Exchange Commission. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’